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July 31, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

         INTERIM REPORT AND BUSINESS PLAN AMENDMENT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      COLUMBIA INSURANCE CORPORATION, LTD.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated October 25, 1996 (File No. 70-8905) and July 23, 1999 (File No. 70-9371) authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd. ("CICL") for the January 1, 2002 through June 30, 2002 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("CEG"), its subsidiaries and associates. CEG was acquired by NiSource, Inc. on November 1, 2000 and NiSource individual subsidiaries were added to the CEG insurance programs. CICL continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At July 1, 2001 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2001 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. At November 1, 2001, "T&D" (property coverage for transmission and distribution lines) was reinsured to CICL and fully reinsured by a third party and secured by a letter of credit. The addition of T&D coverage poses no loss or credit risk to CICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, CICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been $11,600,431 in paid claims since inception - $1,700,640 (including LTD) for the period under review.


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2. Provide an analysis by subsidiary or associate company of auto liability, general liability, property and LTD losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios for the policies which incepted at 7/1/01 were as follows:

                                  EARNED
                                 PREMIUM         INCURRED LOSS
COVERAGE LINE                  (12/31-6/30)       (INCL. IBNR)      LOSS RATIO
-------------------------------------------------------------------------------
All Risk Property               $1,290,000         $1,706,000         132.25%
T&D                                $16,150                 $0           0.00
General/ Auto Liability         $1,400,000         $1,188,000          84.86%
Long-Term Disability            $1,148,742         $1,080,740          94.08%
-------------------------------------------------------------------------------
Totals                          $3,854,894         $3,974,740         103.11%


The above ratios reflect a conservative reserving position, as is appropriate for a company the size of Columbia Insurance Corporation, Ltd..

3. Provide an analysis by subsidiary or associate companies of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's property and liability programs as at December 31, 2001 and June 30, 2002, were $17,306,791 and $19,102,496 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

At June 30, 2002, CICL also had a reserve for long term disability (LTD) risks assumed under portfolio transfer agreements with two unrelated insurers and a new policy issued effective 7/1/01. Qualified actuaries have estimated the LTD reserve to be approximately $10,567,080 as of December 31, 2001. Loss reserves as of June 30, 2002 are $11,045,474. Prior to assuming this risk, CICL applied for, and was granted, a Prohibited Transaction Exemption by the Department of Labor, having shown in their application that the reinsurance of the LTD risks of employees of CEG by CICL would allow CEG to improve the LTD benefits provided. In order to provide this employee benefit reinsurance program, CICL formed a Vermont branch of their Bermuda captive, exclusively for the purpose of reinsuring ERISA risks. CICL also changed its license class to allow it to underwrite Long Term risks.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

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CICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premiums were essentially unchanged since the 7/1/00 renewal.

The net premium for the LTD risks assumed by the captive during the period under review represents a 6 month (12/31/01-6/30/02) period for LTD premium charged by the commercial insurer which issued the policies, less insurer expenses. It is anticipated that using CICL to reinsure this risk will allow NiSource to continue to provide the expanded employee benefit coverage, without a commensurate increase in rates.

5. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

CICL's income statement and balance sheet including any notes are attached.

We look forward to your response and further discussion regarding our business plan amendment.

Very truly yours,

COLUMBIA INSURANCE CORPORATION, LTD.




By:   /s/ J.W. Grossman
      -----------------
      J. W. Grossman, President